

INVEST IN **ONE HEALTH BIOSENSING**

AI enabled, ultra-low cost, and pain-free, needle-free - We didn't invent CGM, we just redefined it

onehealthbiosensing.com New York, NY

Highlights

1. A multi-modal AI-enabled health sensing platform designed to revolutionize the $10bn CGM market
2. A low-cost, painless, needle-free solution for >1Bn people with diabetes, pre-diabetes and obesity

3. Proprietary silicon micro-needle array technology, 10 years in R&D, protected by >50 issued patents

4. Demonstrated performance in >1,500 hrs of onbody clinical data with an estimated MARD of <10

5. Bolstered by >60Bn data points and AI capabilities proven to reduce A1C by 1.9% and weight by >10lbs

6. Projecting $250M in revenue two years post launch and >$1bn five years post launch (not guaranteed)

7. Founder and CEO with a proven track record of successful exits and a world class leadership team

8. Existing investors include RRE, Box Group, FJ Labs, True Ventures, First Round Capital, and others

Featured Investors

Craig Kanarick in

Syndicate Lead

Follow

Invested $5,000

Craig is the CEO of New York Cruise Lines, a marine-based sightseeing, entertainment and transportation business based in NYC.

“The market for CGM is expected to be explosive and expand rapidly as people start to monitor their blood glucose to manage diabetes, weight, and health. The AI-enabled, ultra-low cost, pain free, flexible One Health CGM is exactly what the market and payers want to keep people healthy. Today the 2 existing CGM players (Abbott and Dexcom) have products engineered for intensive insulin users and are high cost to payers. With One Health, people with Type 2 diabetes not on insulin, people on GLP-

1s, people trying to lose weight, and people interested in monitoring their health will have affordable access to CGM. This is a winning team, a winning technology, a winning market opportunity, and has the potential to impact millions of lives."

Other investors include RRE Ventures, First Round Capital, M. Night Shyamalan, Tony Fadell

Our Team



Jeff Dachis Founder and CEO

A proven track record of successful entrepreneurship and disruptive innovation and over a decade of experience in digital design and the diabetes industry



Jon Brilliant CFO

Proven track record developing and launching diabetes devices



Dan Goldner EVP Research & Development

Proven expertise in data science, machine learning, and AI



Brian Kemper EVP Product & Programs

15+ years in medical devices and digital solutions

One Health: Make sense of your health



one health
Make Sense of Your Health
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The Opportunity
Next Generation Health Sensing Experience
designed to revolutionize the CGM market with a device purpose built for people with Type 2 diabetes, 95% of whom are unserved by CGM today
Enabled By AI Proven to Improve Health Outcomes
made possible >60 billion real-time, contextual data points fueling first-to-market predictions
Made Possible with Proprietary Technology
integrating a micro-needle based sensing platform with personalized AI to deliver continuous sensing and continuous insight
Unlocking Broad Payor Coverage & Reimbursement
with a low cost daily disposable sensor that reduces starting price point for CGMs by up to 90%
Maximizing Adoption and Winning in Type 2 Diabetes
with a low cost, no commitment CGM experience purpose built to deliver access, affordability, and outcomes for people with Type 2 Diabetes
Device shown is under development and subject to FDA clearance or approval. *Future Projections Not Guaranteed
2 | PROPRIETARY AND CONFIDENTIAL PROPERTY OF ONE HEALTH BIOSENSING INC.



A Next Generation Health Sensing Experience
one health
Durable Applicator
Durable Battery + Transmitter
Glucose
90


Daily Disposable
Minimally Invasive
Micro-Needle Sensor
AI-Enabled Precision Guidance

Built On A Micro-Needle Based Platform with Multi-Modal Sensing Capabilities

Optical and Electronic Sensing Capabilities:

Blood Pressure[1]
+
Activity[1]
+
EKG[1]
+
Sleep[1]

Micro-Needle Based Sensing Capabilities:

Glucose[2]
For diabetes, pre-diabetes, obesity, consumer wellness...

Lactic Acid[3]
For performance athletics, consumer wellness...

Urea[4]
For chronic kidney disease



1. Under development and subject to FDA clearance or approval
2. Currently in development, clinical validation in progress
3. On-body proof-of-concept complete
4. Bench-top proof-of-concept complete


There are 36M people with Type 2 Diabetes in the U.S.
>90% are not served by CGM due to a lack of affordable access,
despite overwhelming evidence of clinical benefits

The CGM Market Has Experienced Explosive Growth Over the Past 10 Years

There were **>8M** CGM users globally generating **~$10Bn** in CGM revenue

The market is dominated by two large players with similar 10-14 day

The existing CGM paradigm leaves >90% of people with T2D unserved

in 2023


2016 2017 2018 2019 2020 2021 2022 2023
*Future Projections Not Guaranteed

devices at comparable price points


FreeStyle Libre 2
5.5M Users
$1.4Bn Q4'23 Revenue
Dexcom
2.3M Users
$1Bn Q4'23 Revenue
CGM Market Share by Revenue

and is ripe for disruption


>500M people living with Diabetes
<5% are served by a CGM today

Meet Jim...

Jim has Type 2 Diabetes and does not want to start using insulin. He is willing to adjust his lifestyle to get his A1C under control but needs some help getting started.

His doctor suggests starting on a CGM. This will help Jim understand what impacts his blood sugar and make the right decisions to improve his health.

Jim's insurance does not reimburse for CGM. He wants to know **how much will this cost?**



High Costs Make CGM Uncovered and Unaffordable For Most People with Type 2 Diabetes


FreeStyle
FreeStyle Libre 2
Fully disposable every 14 days. Sensor price includes the fixed costs of a new applicator, battery, and transmitter for each wear

The Numbers[1]
12 Applicators
12 Batteries
12 Bluetooth Transmitters
12+ Sensors

Day 1 Cost = $70

Lowest Annual Cost[1] **= $840**

✗ *Not reimbursed by insurance*
✗ *Not affordable out-of-pocket*

1. Assumes at least one sensor a month

to get his A1C under control but needs some help getting started.



His doctor suggests starting on a CGM. This will help Jim understand what impacts his blood sugar and make the right decisions to improve his health.

Jim's insurance does not reimburse for CGM. He wants to know **how much will this cost?**



High Costs Make CGM Uncovered and Unaffordable For Most People with Type 2 Diabetes


FreeStyle
Fully disposable every 14 days. Sensor price includes the fixed costs of a new applicator, battery, and transmitter for each wear
FreeStyle Libre 2

The Numbers[1]
12 Applicators
12 Batteries
12 Bluetooth Transmitters
12+ Sensors

Day 1 Cost = $70

Lowest Annual Cost[1] **= $840**

- ✗ *Not reimbursed by insurance*
- ✗ *Not affordable out-of-pocket*

1 Assumes at least one sensor a month

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- ✓ *Reimbursable for all patient segments*
- ✓ *Affordable at $5 a day*

1 Assumes at least one sensor a month

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When One Health is manufactured, we predict it will be the lowest cost CGM on the market

Future projections are not guaranteed.

One Health is the Cost Effective and Reimbursable CGM Choice

	Diagnosis: 3 CGM days per month	**GLP-1 Companion:** 5 CGM days per month	**T2 Uncontrolled:** 7 CGM days per month	**Insulin-Management:** 24/7/365 CGM
	1.2M people per year (U.S.)	*15.5M people (U.S.)*[1]		*~5M people (U.S.)*[1]
one health $5 per sensor, No commitment	**$15 / month**	**$25 / month**	**$35 / month**	**$1,825 / year**
	Daily wear flexibility supports a variable cost model, enabling payors to find a reimbursable use case for each T2 patient segment			
	High fixed costs make broad T2 reimbursement financially untenable for most payors			
Dexcom $60 per sensor	$60 / month	$60 / month	$60 / month	$2,190 / year

10 day commitment				
FreeStyle Libre 2 **$70 per sensor** 14 day commitment	$70 / month	$70 / month	$70 / month	$1,825 / year

1. KFF Health Tracking Poll (April 23-May 1, 2024)

Improving Health Outcomes with Personalized AI, Even on Non-CGM Days

Immense data wealth and AI capabilities to inform action and improve outcomes, **enabling the class effect of CGM even on days when a sensor is not being worn**


PATTERN
Time Sensitive
12am - 4am
Everyday
+20 mg/dL
145
70
12 AM 2 4 6 8 10 12 PM 2 4 6 8 10 12 AM
Everyday between 12 am and 4 am, Your glucose tends to be 20 mg/dL higher compared to your daily average glucose of 133 mg/dL.
What can I do about it?

Proven Results[3]

- **35 min** Additional activity per week[1]
- **4.7x** lower risk of depression[3]
- **20g** Fewer carbs per meal[1]
- **21 mm Hg** reduction in systolic blood pressure[4]
- **1.9%** Reduction in eA1c in 3 months[1,2]
- **10.4lbs** reduction in weight[5]

1. Osborn CY, Heyman M, Huddleston B, von Ginkel JR, Rodbard D, Dachis J. The One Drop Mobile App with in-app Coaching Improves Blood Glucose and Self-care. Diabetes (ADA Abstract Book). 2017;66(Suppl 1):A228.
2. Osborn CY, Heyman M, and Dachis J. "The One Drop Mobile App and Experts Program is Evidence-based and Improves Blood Glucose." Ann Behav Med (SBM Abstract Book). 2017;51(Suppl 1):S1-S2867.
3. Sears LE, Goldner D, Nagra H, Huddleston B, Hirsch A, Osborn CY, Dachis J. One Drop Digital App and Coaching Improves Lifestyle Risks, Glycemic Control and Psychological Well-being in People with Hypertension and Type 2 Diabetes. Circulation 2021;144:A9597.
4. Sears LE, Hay-Rosas J, Pranger K, Printz A, Lyle A, Sanchez-Madhur R, Nagra H, Goldner D, Dachis J. One Drop's Multicondition Program is Associated with Blood Pressure Reduction in Employees with High Blood Pressure and Maintenance for Employees with Blood Pressure in Range. Circulation 2021;144:A11410.
5. Osborn CY, Hirsch A, Heyman M, Raymond J, Huddleston B, Dachis J. One drop improves A1c among people with type 2 diabetes. Ann Behav Med. 2019;53(Suppl1):S556.

Delivering A Premium User Experience That Embodies Next-Gen Sensibilities

Pain-free, needle free application breaks down barriers to adoption and adherence

FreeStyle Libre 2 | one health
Dexcom



Multi-modal sensing capabilities with electrical and optical sensors integrated into transmitter



A design-forward consumer grade experience that feels anything but clinical



Reduced carbon footprint with reusable elements and limited use of single-use plastics



Uniquely enabled by including proprietary and AI fueled by

set of capabilities	micro-needle based sensing technology	unprecedented data wealth



Patented Micro-Needle Based Sensing Platform Ten Years in the Making



One Health's proprietary micro-needle design and application is an engineering breakthrough that makes micro-needle based sensing possible

Proprietary dicing technique delivers clean, durable needle shape

Silicon oxide insulation reduces interference for accurate sensing

Controlled application ensures effective contact with minimal adverse events

Polymers specifically chosen to provide selectivity

Wafer-scale manufacture provides path for continued cost reduction

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Unparalleled Cost Leadership Enabled by Unique Engineering Capabilities



Disposable micro-needle sensors built on silicon wafers enable continued COGs reduction

Automation
13% improvement in yield

Increase Wafer Size
1.9x increase in die per wafer going from a 6 to 8 inch wafer.

Decrease Array Size
2.5x increase in die per wafer when decreasing from a 5x5 to 3x3 array

Durable components can be reused across multiple wears

Includes the battery and bluetooth transmitter as well as optical and electronic sensing components

Reusable for two years, allowing the cost to be amortized over many wears

Cost-effective scaling with minimal capital expenditure requirements

Micro-needle sensors built on silicon wafers allow us to leverage existing silicon wafer manufacturing infrastructure

Minimal capital and operating expenses required

Chemistry and biological materials are integrated onto semiconductor chip manufacturing to rapidly produce low-cost sensors

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Personalized AI Powered By Unprecedented Biometric Data Wealth

Over 60bn real-time,

AI Blood

AI Blood

AI Weight

AI BGM Outcomes

contextual data points collected to date[1] and fueling first-to-market predictions



AI BGM
Glucose predictions up to 12 hrs
AI CGM
Glucose predictions up to 1 hrs[2]
Pressure
1-week Predictions[2]
Pressure
Long-term Forecasts[2]
Long-term Forecasts[2]
Demonstrated outcomes improvement from BGM predictions[3]
CE Mark Secured
For BP insights and BGM predictions
Data Points[1]
.1B
.5B
1.3B
7.5B
18B
45B
60Bn
2015
2016
2017
2018
2019
2020
2021
2022
2024

1. One Health has a non-exclusive, unrestricted license to all anonymized user data collected by InforMed Data Systems Inc. (d/b/a One Drop) from inception through March 2024.
2. Algorithm development complete, pending execution in product.
3. Imrisek SD, Lee M, Goldner D, Nagra H, Lavaysse LM, Hoy-Rosas J, Dachis J, Sears LE "Effects of a Novel Blood Glucose Forecasting Feature on Glycemic Management and Logging in Adults With Type 2 Diabetes Using One Drop: Retrospective Cohort Study" JMIR Diabetes 2022;7(2):e34624

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One Health CGM Functionality Has Been Successfully Demonstrated in Clinic



sensor current and reference glucose
I (nA), [G] (mg/dL)
400
350
300
250
200
150
100
50
0
00
03
06
09
12
15
18
21
00
hour

*Actual MARDs will be based on venous blood draws and final prospective algorithm

1,656 hours of on-body clinical data collected to date

198,720 data points from 69 wears on 39 people under IRB-approved protocol

Estimated MARD < 10

Based on correlation with 7,131 reference CGM data points.*

24-hour wear confirmed

Successful skin adhesion, data transmission, and battery life

Demonstrated safety & tolerability

Zero instances of serious adverse events or instances of papules, edema or vesicular eruptions

510(k) pathway validated by FDA

Regulatory pathway and predicate device validated by the FDA through the pre-submission process

*FDA Clearance Not Guaranteed

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One Health Intellectual Property

● 54 Issued Patents ● 41 Pending or Allowed Applications[1] ● 7 Licensed Applications[3]

Wearable Sensing Systems



Wearable Sensors, Applicators, Software

US10,595,754 (8008.US00); US11,172,851[2] (8008.US02); US11,357,430 (8008.US03); US11,517,222 (8008.US07), US11,291,390 (8002.US08); US11,272,866 (8002.US09); US11,272,885 (8005.US05)

US17/236,753 2(8016US03); CA3,180,804 (8016.CA00); EP21727961.1 (8016.EP00); US16/791,518 (8008.US01); US17/728,893 (8008.US06); US18/130,873 (8008.US08); US17/667,530 (8021.US01); US17/590,673 (8002.US10); US17/590,689 (8002.US11); US17/681,669 (8002.US12); 17/681,681 (8002.US13)

Cloud Platform

US17/156,520 (8002.US08); US17/236,753 2(8016US03); CA3,180,804 (8016.CA00); EP21727961.1 (8016.EP00)

Designs

Sensor Device, Applicator, Charging Station

US D824,034 (8101.US00); US D820,988 (8102.US00); EP 8732747-1-11) (8023-8025.EM00); AU202116504 (8023.AU00); AU202116505 (8024.AU00); AU202116506 (8025.AU00); GB6170857 – GB6170859 (8023.GB00-GB02); GB6170860 – GB6170863 (8024.GB00-GB03); GB6170864 – GB6170867 (8025.GB00-GB03); 8023JP00 – 8023.JP02; 8024.JP00 – 8024.JP02; 8025.JP00-8025.JP02; KR30-2021-49924 to KR30-2021-49926 (8023.KR00 - 8025.KR00); USD988,882 (8023.US00)

US29/891,202 (8023.US01); US29/779,913 (8024.US00); US29/779,914 (8025.US00); CA, CN (8023); CN202130692035.7 (8024.CN00); CN202130692034.2 (8025.CN00)

Biosensor

Microneedle Sensors and Manufacturing

US9,008,745 (8001.US03); US9,182,368 (8001.US04); US10,549,080 (8001.US05); US10,173,042 (8001.US07); US10,820,8602 (8005.US04); US11,123,532 (8001.US09); US11,819,650 (8001.US10); US11,197,985 (8001.US11); US17/517,635 (8001.US12); US11,172,8512 (8008.US02); CN105228522 (8001.CN00);

US16/722,977 (8001.US08); US17/519,548 (8001.US13); US18/239,752 (8001.US14)

Multi-Analyte Microneedle Technology

US10,820,860[2] (8005.US04)

US17/589,475 (8005.US06); US18/405,937 (8005.US07);

Tracking and Calibration

US17/578,386 (8019.US01);
US18/098,010 (8028.US01); PCT/US23/10963 (8028.WO00)

Advanced Analytics & Algorithms

Food Logger

US18/107,933 (8027.US01)

Continuous Blood Glucose Monitoring (CGM)

US18/285,363[2] (8013.US02); AU, CA, EP, JP, KR, CN [2](8013)

Blood Pressure Predictions

US17/744,446 (8026.US01)

Forecasting Blood Glucose Concentration

US16/558,558 (8012.US02) AU, CA, EP, JP, KR, CN (8012)

Forecasting of Metabolic Health Metrics/Goals

US17/167,795 (8014.US01)

Hypoglycemia Prediction

US18/385,363 [2](8013.US02); AU, CA, EP, JP, KR, CN [2](8013)

Predictive Guidance Systems for Personalized Health

US18/528,767 (8017.US02)

Adaptive Healthcare Support and Behavioral Intervention

US17/338,586 (8018.US01); US18/393,635 (8018.US02);

1. As of February 2, 2024
2. Appears in listing more than once due to scope of application or issued patent
3. Licensed from InforMed Data Systems Inc. (d/b/a One Drop)

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Clear Path to FDA Submission and Launch in Two Years

2024 | 2025 | 2026 +

Feasibility — **Pivotal Studies** — **Submission & Launch**

Tightening Specifications for Consistent Bench-top Performance

On-Body Data from Pre-Pivotal Feasibility Studies

Two studies planned with a total N = 75; target end points to align with FDA requirements for a CGM clearance

Pivotal Data for Submission to FDA

N = 150; sufficient data to support 510(k) submission and clearance

*FDA Clearance Not Guaranteed

Future projections are not guaranteed

Use of Proceeds Will Enable One Health to Reach A Meaningful Value Inflection Point

2024 | 2025 | 2026 +

Feasibility — **Pivotal Studies** — **Submission & Launch**

Tightening Specifications for Consistent Bench-top Performance

On-Body Data from Pre-Pivotal Feasibility Studies

Pivotal Data for Submission to FDA

*FDA Clearance Not Guaranteed

WeFunder Raise

Minimum raise of $100k to complete initial build of sensor patches

Incremental funding to be deployed against algorithm development and on-body data collection

Priced Round (Series A)

Pivotal trial and FDA submission

Future projections are not guaranteed

Launching in 2026 with $250M in Revenue 2 Years Post Launch

*Future Projections Not Guaranteed

2028 $250M

230K U.S. Users
3% Share of U.S. Market
45% Gross Margin

2031 $1Bn

980K U.S. Users
9% Share of U.S. Market
60% Gross Margin


A Highly Differentiated Positioning Enables Rapid Uptake
Achieving T2D adoption by enabling a flexible pricing structure and reimbursable cost profile.
Delivering Continued Gross Margin Expansion
Scaling efficiencies across multiple levers including automation, scale, silicon wafer size, and size of micro-needle array.
2026
2027
2028
2029
2030
2031

A Seasoned Leadership Team With Deep Experience and Proven Success and Abilities to Execute



Jeff Dachis, MA
Chairman, CEO and Founder

A Track Record of Successful Entrepreneurship and Disruptive Innovation

razorfish
- Co-Founder and CEO
- $55M IPO
- $6B sale to Microsoft
- $2B annual revenue today

ONE DROP
- Chairman, CEO and Founder
- >$100M raised
- >1.5M registered users
- >$50M revenue in 2021



Jon Brilliant, BS, JD
CFO
Proven track record developing and launching diabetes devices

bigfoot · welldoc · luna · Duke · PennState



Dan Goldner, M.Ed., Ph.D
Research & Development
Proven expertise in data science, machine learning, and AI

MIT · HARVARD UNIVERSITY · Woods Hole Oceanographic



Brian Kemper
Product & Programs
15+ years in medical devices and digital solutions

Roche · PURDUE UNIVERSITY



The Opportunity

AI -Enabled CGM Purpose Built to Win in Type 2 Diabetes

Enabled by Proprietary Technology
Integrating a micro-needle based sensing platform with personalized AI proven to improve health outcomes

High Growth With Favorable Economics
projecting $250M of revenue in 2028 and a clear path to continued margin expansion

Designed To Unlock Payor Coverage
eliminating existing barriers to access with the lowest cost profile and greatest use case flexibility

Future Proofed Platform Technology
poised to extend rapidly beyond glucose and beyond diabetes.

Near-Term Catalysts
with commercially viable performance data expected in less than 12 months

Device shown is under development and subject to FDA clearance or approval

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